SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)
(Amendment No. 6)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE
13d-2(a)

CLST Holdings, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

150925204

(CUSIP Number)

Timothy S. Durham

111 Monument Circle

Suite 4800

Indianapolis, Indiana 46204-2415

(317) 237-4122

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150925204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Timothy S. Durham

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 773,401

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 773,401

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 773,401

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 150925204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patrick J. O’Donnell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 436,900

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 436,900

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 436,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 150925204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Henri B. Najem, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 78,100

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 78,100

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 150925204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Anthony P. Schlichte

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 242,540

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 242,540

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 242,540

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 150925204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David Tornek

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 127,300

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 127,300

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 127,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 150925204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Neil E. Lucas

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 176,200

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 176,200

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 176,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 150925204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Terry G. Whitesell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 34,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 34,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 150925204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jonathan B. Swain

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 14,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This constitutes Amendment No. 6 to the statement on Schedule 13D, dated February 23, 2006 (the “Original Filing”),  relating to the common shares, $0.01 par value (the “Shares”), of CLST Holdings, Inc., a Delaware corporation (the “Issuer” or “Company”), with its principal executive offices at 601 S. Royal Lane, Coppell, Texas 75019, as amended by Amendment No. 1 to such filing, dated March 3, 2006, Amendment No. 2 to such filing, dated December 29, 2006, Amendment No. 3 to such filing, dated April 28, 2007, Amendment No. 4 to such filing, dated May 24, 2007, and Amendment No. 5 to such filing, dated June 1, 2007.

Item 4.	Purpose of Transaction

The persons filing this statement are Timothy S. Durham (“Durham”), Patrick J. O’Donnell (“O’Donnell”), Henri B. Najem, Jr. (“Najem”), Anthony P. Schlichte (“Schlichte”), David Tornek (“Tornek”), Neil E. Lucas (“Lucas”), Terry G. Whitesell (“Whitesell”), and Jonathan B. Swain (“Swain”) (collectively the “Reporting Persons”). As of August 15, 2007, the Reporting Persons have agreed to terminate their Joint Filing Agreement. As a result, their obligation to file a Schedule 13D has ended.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2007

/s/ Timothy S. Durham
Timothy S. Durham

/s/ Patrick J. O’Donnell
Patrick J. O’Donnell, by Timothy S. Durham, attorney-in-fact

/s/ Henri B. Najem, Jr.
Henri B. Najem, Jr. , by Timothy S. Durham, attorney-in-fact

/s/ Anthony P. Schlichte
Anthony P. Schlichte, by Timothy S. Durham, attorney-in-fact

/s/ David Tornek
David Tornek, by Timothy S. Durham, attorney-in-fact

/s/ Neil E. Lucas
Neil E. Lucas, by Timothy S. Durham, attorney-in-fact

/s/ Terry G. Whitesell
Terry G. Whitesell, by Timothy S. Durham, attorney-in-fact

/s/ Jonathan B. Swain
Jonathan B. Swain, by Timothy S. Durham, attorney-in-fact